October 1, 2008

Mr. H. Roger Schwall,
     Assistant Director,
          Division of Corporation Finance,
               Securities and Exchange Commission,
                    100 F Street, N.E., Stop 7010
                         Washington, D.C. 20549

Re:     StatoilHydro ASA

Dear Mr. Schwall,

I refer to your letter dated September 29, 2008 to Eldar Saetre of StatoilHydro ASA and my telephone call with John Madison on September 30, 2008 regarding the due date for responding to your letter. The Company has requested an extension of the due date in order to have sufficient time for compilation and review internally and by the Company’s advisers of the responses to the Staff’s comments. The Company confirms that it intends to submit its responses to the Staff’s comments by October 27, 2008.

The Company appreciates your cooperation in extending the deadline for their response.

Very truly yours,

/s/ Kathryn A. Campbell
Kathryn A. Campbell

cc:     Eldar Saetre
(StatoilHydro ASA)